Correspondence

[Barrett & McNagny LLP Letterhead]

June 28, 2013

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-4631

Re:                             Steel Dynamics, Inc.

Amendment  No. 1 (filed today) to Registration Statement on Form S-4, filed June 4, 2013

(SEC File No. 333-189087)

Dear Mr. Ingram:

Please note our filing this afternoon of the following documents:

(1)         Amendment No. 1, dated today, and filed via EDGAR, in both “clean” and “blacklined form, to Steel Dynamics, Inc.’s Form S-4 Registration Statement, filed June 4, 2013;

(2)         Steel Dynamics, Inc.’s Response to Staff’s Letter of Comment, dated June 24, 2013, filed via EDGAR as Correspondence; and

(3)         Steel Dynamics, Inc.’s “Supplemental Letter” requested in Comment 1 of Staff’s Letter of Comment, dated June 24, 2013, filed via EDGAR as Correspondence.

We are also sending you, via email to ingramja@sec.gov, PDF copies of each of the foregoing documents, to assist you in your review.

We very much would appreciate your attendance to this review as soon as possible, recognizing, of course, that there is a holiday intervening, inasmuch as time is of the essence to the company.

Please phone the undersigned (260-423-8905 or 260-438-0958) if you have any questions.

Sincerely,
/s/ Robert S. Walters
Robert S. Walters
Barrett & McNagny LLP
Legal counsel to Registrant Steel Dynamics, Inc. and Additional Registrants